Amplify ETF Trust
3250 Lacey Road, Suite 130
 Downers Grove, Illinois 60515

April 11, 2016

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Amplify Online Retail ETF (the “Fund”)

Ladies and Gentlemen:

The undersigned, Amplify ETF Trust (the “Registrant”) and Quasar Distributors LLC, the principal underwriter of the Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-207937), filed on April 11, 2016, so that the same may become effective at 2:00 p.m., Eastern Time on April 12, 2016 or as soon thereafter as practicable.

Very truly yours,

Amplify ETF Trust

By:	/s/ Christian Magoon
Christian Magoon,
Chief Executive Officer and President

Quasar Distributors LLC

By:	/s/ James R. Schoenike
James R. Schoenike,
President